

July 28, 2008

Mail Stop 7010

<u>Via U.S. mail and facsimile</u>

Ms. Rosemary Mergenthaler, President
Custom Automated Systems, Inc.
3 Wood Edge Court
Water Mill, New York 11976

Re: Custom Automated Systems, Inc.
        Amendment No. 6 to Registration Statement on Form S-1
        Filed on July 14, 2008
        File No. 333-149194

Dear Ms. Mergenthaler:

We have limited our review of your filing to those issues we have addressed in our additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Risk Factors</u>
<u>If we are unable to consummate our business combination…, page 8</u>

1. As previously requested, please delete the language relating to conversion and extension rights, which does not appear applicable to your filing.

<u>Overview of Rule 419</u>
<u>Escrow of 90% of Proceeds Derived, page 14</u>

2. Identify the escrow agent who will maintain the escrow funds and state clearly whether the escrow agent is an insured depository institution. Similar revisions should be made in Section 2.5 of the escrow agreement filed as Exhibit 4.1 to the

registration statement. As currently stated in section 2.5, it is unclear whether the escrow agent is an insured depository institution or simply maintained by one.

Release of Deposited Securities and Deposited Funds, page 13

3. At the bottom of page 13, state what happens in the event investors request that funds be returned in an amount exceeding 19.9% of proceeds.

Escrow Agreement, Exhibit 4.1
Escrow Deposits:

4. As previously requested, please clarify or delete the references in Section 2.2 to gift share distributions, Gift Shares, and gift share transfer, since these terms appear inapplicable to your offering.

5. Expand sections 2.6, 2.7, and 2.8 of your escrow agreement to include the requirements that are outlined in the following paragraphs of Rule 419.

   (a) Section 2.6 to address the requirements of Rule 419, paragraph (b)(2)(iv) and (v);
   (b) Section 2.7 to address the requirements of Rule 419, paragraph (b)(3)(ii) and (iii); and
   (c) Section 2.8 to address the requirements of Rule 419, paragraph (e)(1)-(4).

As appropriate, please amend your registration statement in response to these comments. You may contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, Brigitte P. Lippmann, Attorney at (202) 551-3713 or contact me at (202) 551-3766.

Sincerely,

Pamela A. Long
Assistant Director

cc: Michael S. Krome, Esq.
       8 Teak Court
       Lake Grove, NY 11755